5005 Elbow Drive SW, Suite 207

Calgary, Alberta, Canada T2S2T6

Telephone 403.287.8803

January 8, 2014

Ms. Amanda Ravitz

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549

Re:

Solar Energy Initiatives, Inc.

Amendment to Form 8-K, filed December 5, 2013

File No. 000-54837

Dear Ms. Ravitz:

Solar Energy Initiatives, Inc. (the “Company”) has received your letter December 18, 2013 regarding Amendment No. 2 to Form 8-K filed by the Company on December 5, 2013,  further amending a Form 8-K reporting a pending acquisition by the Company, filed on July 2, 2013.  Each specific Staff comment is set forth below, followed by the Company's response, as follows:

1.

We note your response to prior comment 3.  However, your revised disclosure that you do not believe that you were a shell company does not provide the analysis that we requested in our comment.  Therefore, as requested in prior comment 3, please provide a more detailed legal analysis supporting your conclusion, with specific cites to relevant legal authority, including, for example, Rule 12b-2 of the Exchange Act of 1934, and taking into account your apparent nominal assets and the dormancy of your operating subsidiaries described in your Form I 0-Q for the quarter ended April 30, 2013.

Response:

The Form 8-K has been further amended to disclose that the Company believed in good faith that it was not a shell corporation when it filed its Form I 0-Q for the quarter ended April 30, 2013 in June 2013, because it had entered into the agreements to provide solar energy services to the medical marijuana collectives in California and because it was in the process of expanding its operations into the restaurant business, but that lack of funds and adverse market conditions postponed the solar energy services.  The amended 8-K also reports that the subsequent closing of the restaurant operation and the termination of the solar energy agreements resulted in the conclusion that the Company is a shell corporation.  Accordingly, the Form 10-Q for the quarter ended April 30, 2013 has been or will be amended to reflect this status.

2.

We note your response to prior comment 8; however, it does not appear that you filed your contracts with marijuana collectives as exhibits.  Therefore, please file the contracts as exhibits as requested in prior comment 8.

           Response:       The agreements with the medical marijuana collectives were in the form of a letter agreement with the administrative and operations manager for the collectives, and required commencement of the services by October 1, 2013, and provided for a fixed cost plus 10 percent fee, since the products and services needed for each collective were expected to be different. The letter agreement contained a confidentiality and non-disclosure provision to prevent disclosure of the identities and addresses of the collectives for security reasons and therefore was not filed as an exhibit to the previously filed 10-Q.  Since the agreement has expired without any performance by the Company and the Company is or has amended its Form 10-Q to provide notice of its shell company status, any disclosure of the agreement or the identities of the collectives appears to be moot.  However, if a copy of the letter agreement is still deemed to be material and required to be disclosed, the Company requests that a copy be filed on a confidential basis, or redacted to avoid disclosure of the identities of the collectives.

3.

We note your responses to prior comments 5, 11-15 and 17 that you would file an amended Form 8-K to include the revised disclosure requested in those comments. However, it does not appear that you included any disclosure in response to those comments.  Please ensure that your disclosure in your Form I 0-K for the fiscal year ended July 31, 2013 addresses prim· comments 5, 11-15 and 17.

Response:  The Company is filing or has filed a Form 15 terminating its filing obligations under the Securities Exchange Act of 1934.  Therefore, it will not be filing a Form 10-K for the year ended July 31, 2013 or any subsequent period.

4.  Please tell us when you expect to file your Form 1 0-K for the fiscal year ended July 31,

2013.

Response:  The Company is filing or has filed a Form 15 terminating its filing obligations under the Securities Exchange Act of 1934.  Therefore, it will not be filing a Form 10-K for the year ended July 31, 2013 or any subsequent period.

5.

Please ensure that you include the correct address of your principal executive offices and your correct phone number.  We note that you and Novation Holdings, Inc. have the same address and that other public companies have the same phone number as you.

Response:  The Company has established its offices separate from Novation Holdings, Inc. and is not affiliated with Novation Holdings.

We trust that this letter has responded fully to the Staff comments in the letters dated July 26, 2013, September 4, 2013 and December 18, 2013.  We understand and acknowledge that the Staff may have additional comments to our filings, whether based on this response or on a further review of our most recent filings by the Staff.  We look forward to responding to any additional comments.  In connection with this response to the Staff comments, the Company acknowledges that:

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The Company is responsible for the adequacy and accuracy of the disclosures in its filings;

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Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

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the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Michael Gelmon

Michael Gelmon

Chairman and CEO

Solar Energy Initiatives, Inc.